

Mail Stop 3030

January 28, 2010

<u>VIA U.S. MAIL</u>

Dr. Marco Schröter
Member of the Management Board and
 Chief Financial Officer
Infineon Technologies AG
Am Campeon 1-12
D-85579 Neubiberg
Federal Republic of Germany

      **Re:**    **Infineon Technologies AG**
              **Form 20-F for the fiscal year ended September 30, 2009**
              **Filed December 8, 2009**
              **File No. 001-15000**

Dear Dr. Schröter:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2009

Selected Consolidated Financial Data, page 1

1.      Please tell us why you did not present the selected financial data for the five most recent
        financial years.  Refer to Item 3.A of Form 20-F.

Controls and Procedures, page 121

2.      We note your disclosure that your chief executive officer and chief financial officer
        believe that your disclosure controls and procedures are effective "in that they provide
        reasonable assurance that information required to be disclosed by [you] in the reports that
        [you] file or submit under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in the SEC's rules and forms."  The language
        that is currently included after the word effective in your disclosure appears to be
        superfluous, since the meaning of disclosure controls and procedures is established by
        Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings,
        including any amendments, or revise the disclosure in those filings so that the language
        that appears after the word effective is substantially similar in all material respects to the
        language that appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

Consolidated Financial Statements, page F-1

Note 31.  Capital Management, page F-55

3.      We note that you disclose a debt-to-EBITDA ratio and EBIT.  Please tell us how you
        considered the disclosure requirements of Item 10(e) of Regulation S-K in your
        presentation.


        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief at (202) 551-3212.

Sincerely,


Kate Tillan
Assistant Chief Accountant